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                                    FORM 6-K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                       Pursuant to Section 13a-6 or 15d-16
                     of the Securities Exchange Act of 1934

            For the months of: June, July, August and September 2004

                                    001-31609
                            (Commission File Number)

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                                Telkom SA Limited
                 (Translation of registrant's name into English)

                               Telkom Towers North
                                152 Proes Street
                                  Pretoria 0002
                          The Republic of South Africa
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                                Form 20-F |X| Form 40-F |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

        Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                                      Yes |_| No |X|

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

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        On June 28, 2004,  Telkom SA Limited  ("Telkom")  issued an announcement stating that its Form 20-F for the year ended March 31, 2004 was filed with the US Securities and Exchange Commission on June 25, 2004, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The annual report includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated by forward-looking statements regarding Telkom and Vodacom Group (Proprietary) Limited ("Vodacom), Telkom's joint venture.

        On July 15, 2004, Telkom issued a press release announcing that Telkom has provided its recognized unions, the Alliance of Telkom Unions (ATU) and the Communication Workers Union (CWU), with notice of its intention to start consultations on the reduction of a possible 1,381 jobs during the financial year ending March 31, 2005, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The press release includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated by forward-looking statements regarding Telkom and Vodacom.

        On July 21, 2004, Telkom issued an announcement stating that Moody's upgraded Telkom's senior unsecured long term foreign currency debt rating, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference. The announcement includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated by forward-looking statements regarding Telkom and Vodacom.

        On July 28, 2004, Telkom announced that Mr. Dato' Md Khir Abdul Rahman resigned as alternate director to Mr. Tan Sri Muhammad Radzi Mansor with immediate effect, and that he will be replaced by Mr. Chian Khai Tan, Telkom's chief strategic officer and executive director, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference. The announcement includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated by forward-looking statements regarding Telkom and Vodacom.

        On July 28, 2004 Vodacom announced its trading update for the quarter ended June 30, 2004, a copy of which is attached hereto as Exhibit 99.5 and is incorporated herein by reference. The announcement includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated by forward-looking statements regarding Telkom and Vodacom.

        On September 2, 2004, Telkom issued an announcement stating that the annual financial statements of Telkom for the year ended March 31, 2004 have been dispatched to shareholders and contain no modifications from the preliminary results which were published on June 7, 2004, a copy of which is attached hereto as Exhibit 99.6 and is incorporated herein by reference. The announcement includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated by forward-looking statements regarding Telkom and Vodacom.

        On September 10, 2004 Telkom announced its decision to reduce the number of its auditors from two to one. Following the termination of the services of Messrs. KPMG Inc., Telkom will retain Messrs. Ernst & Young as its sole auditors, a copy of which is attached hereto as Exhibit 99.7 and is incorporated herein by reference. The announcement includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated


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by forward-looking statements regarding Telkom and Vodacom.

        On September 13, 2004, Telkom announced the repurchase of 22,257,886 Telkom ordinary shares through the order book operated by the JSE Securities Exchange South Africa ("JSE"), a copy of which is attached hereto as Exhibit
99.8 and is incorporated herein by reference. The announcement includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated by forward-looking statements regarding Telkom and Vodacom.

        On September 14, 2004, Telkom announced that it had requested from ICASA, a reduction in international bandwidth pricing, a copy of which is attached hereto as Exhibit 99.9 and is incorporated herein by reference. The announcement includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated by forward-looking statements regarding Telkom and Vodacom.

        On September 14, 2004, Telkom held a conference call with analysts and investors, discussing the impact of the policy announcements made by the Minister of Communications on September 2, 2004 on the Telkom Group. A copy of the conference call script is attached hereto as Exhibit 99.10 and is incorporated herein by reference. The conference call script includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated by forward-looking statements regarding Telkom and Vodacom.




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Exhibit      Description
-------      -----------

99.1 Press release, dated June 28, 2004, issued by Telkom, announcing that Telkom had filed its Form 20-F for the year ended March 31, 2004.

99.2 Press release, dated July 15, 2004, issued by Telkom, announcing Telkom's intention to consult with unions on possible headcount reductions.

99.3 Announcement, dated July 21, 2004, issued by Telkom, that Moody's upgraded Telkom's senior unsecured long-term foreign currency debt rating.

99.4 Announcement, dated July 28, 2004, issued by Telkom, notifying of the resignation and appointment of alternative director.

99.5 Announcement, dated July 28, 2004, issued by Vodacom, announcing Vodacom's trading update for the quarter ended June 30, 2004.

99.6           Announcement,   dated  September  2,  2004,   issued  by  Telkom,
               regarding the posting of Telkom's annual report and no change statement.

99.7           Announcement,   dated  September  10,  2004,  issued  by  Telkom,
               notifying of Telkom's decision to reduce the number of its auditors from two to one.

99.8           Announcement,   dated  September  13,  2004,  issued  by  Telkom,
               notifying of Telkom's repurchase of 22,257,886 Telkom ordinary shares.

99.9           Announcement,   dated  September  14,  2004,  issued  by  Telkom,
               notifying that Telkom had requested a reduction in international bandwidth pricing from ICASA.

99.10 Conference call script, dated September 14, 2004, discussing the impact of the policy announcements made by the Minister of Communication on September 2, 2004.



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                                    SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          TELKOM SA LIMITED



                                          By:  /s/ Shawn McKenzie
                                          --------------------------------------
                                                   Shawn McKenzie
                                                   Chief Operating Officer


Date:   September 22, 2004